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September 30, 2005	Marko S. Zatylny
(617) 951-7980
Marko.Zatylny@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E.
Washington, D.C. 20549-0510

Attention:	Meagan Caldwell — Accounting Rufus Decker — Accounting

Re:	SEC Comment Letter dated August 17, 2005
U.S. Can Corporation
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the period ended July 3, 2005
File No. 333-53276
Ladies and Gentlemen:
Set forth below is the response of US Can Corporation (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 17, 2005 that pertain to the Company’s December 31, 2004 Form 10-K and July 3, 2005 10-Q. The Company’s Form 10-K was filed with the Commission on March 23, 2005, and the Company’s Form 10-Q was filed with the Commission on August 16, 2005.
For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated August 17, 2005 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.
Form 10-K for the year ended December 31, 2004
Comment applicable to our overall filing
1.	We read your response to our comment 2 in our letter dated July 21, 2005. In connection with responding to our comments, please provide, in writing, a statement from the company, rather than from outside counsel, which acknowledges:

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•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response to Comment 1
Enclosed herewith is a statement from the Company with the requested acknowledgments.
Notes to Financial Statements
(2) Summary of Significant Accounting Policies
(c) Inventories
2.	We read your response to our comment 14 from our letter dated June 22, 2005 and your response to our comment 7 from our letter dated July 21, 2005. It appears as though the LIFO pretax and after tax provision may be material to your income (loss) before taxes for the forth quarter of 2003, the second quarter of 2004, and the 2003 fiscal year, despite the qualitative factors you cited. Based on your responses and the information you provided, it is still unclear to us how you determined the change from LIFO to FIFO was not quantitatively material enough to require retroactive restatement under paragraph 27 of APB 20. Please file an amended Forms 10-K and 10-Q which give retroactive effect to the change in accounting principle from LIFO to FIFO for all periods presented or provide us with additional information supporting your conclusions that these amounts are not quantitatively material.
Response to Comment 2
As announced in the Company’s Current Report on Form 8-K filed with the Commission on September 19, 2005, the Company has decided to restate its financial statements as of December 31, 2003 and for the years ended December 31, 2002, 2003 and 2004 and for the quarterly

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periods ended April 4, 2004 and July 4, 2004 for the effects of changing the Company’s inventory policy from LIFO to FIFO.
* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7980 or Jane D. Goldstein of our offices at (617) 951-7431.
Very truly yours,
/s/ Marko S. Zatylny

United States Can Company
September 21, 2005
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E.
Washington, D.C. 20549-0510

Attention:	Meagan Caldwell — Accounting Rufus Decker — Accounting

Re:	SEC Comment Letter dated August 17, 2005 U.S. Can Corporation Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the period ended July 3, 2005 File No. 333-53276
Ladies and Gentlemen:
Please be advised that, in connection with the comments issued by the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 17, 2005 that pertain to the December 31, 2004 Form 10-K and July 3, 2005 10-Q of US Can Corporation (the “Company”) and the Company’s responses thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very Truly Yours,
/s/ Michael M. Rajkovic

Michael M. Rajkovic
Executive Vice President and Chief Financial Officer
US Can Corporation
700 East Butterfield Road, Suite 250, Lombard, Illinois 60148
Website: http://www.uscanco.com